SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated January 23,  2003

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                         Form 40-F  ☐

Enclosures:

1.                                                                   Nokia Press Release dated January 23:

“ Nokia achieves excellent profitability and continued high cash flow in 4Q and 2002”

PRESS RELEASE

January 23, 2003

Nokia achieves excellent profitability and continued high cash flow in 4Q and 2002

Mobile phone volumes and market share reach highest ever levels

Fourth quarter 2002 compared with fourth quarter 2001:

•                    Net sales increased 1% to EUR 8 843 million (EUR 8 788 million in 4Q 2001)

•                    Pro forma operating profit increased by 4% to EUR 1 655 million (EUR 1 589 million); pro forma operating margin was 18.7% (18.1%)

•                    Pro forma adjustments for 4Q 2002 were EUR 189 million, consisting of:

                        •        Goodwill impairments of EUR 182 million

                        •        Goodwill amortization of EUR 48 million

                        •        Recovery of MobilCom receivables of EUR 41 million

•                    Pro forma net profit increased by 8% to EUR 1 247 million (EUR 1 153 million)

•                    Pro forma earnings per share (diluted) increased to EUR 0.26 (EUR 0.24)

•                    Reported operating profit increased by 72% to EUR 1 466 million (EUR 853 million)

•                    Reported net profit increased by 132% to EUR 1 046 million (EUR 450 million) and reported earnings per share (diluted) increased to EUR 0.22 (EUR 0.09)

•                    Pro forma and Reported operating profit included a net gain of EUR 87 million from Nokia Venture Partners investments within Nokia Ventures Organization.

Full year 2002 compared with full year 2001:

•                    Net sales decreased 4% to EUR 30 016 million (EUR 31 191 million in 2001)

•                    Pro forma operating profit increased by 3% to EUR 5 420 million (EUR 5 237 million); pro forma operating margin increased to 18.1% (16.8%)

•                    Pro forma adjustments for 2002 were EUR 640 million (EUR 1 875 million)

•                    Pro forma net profit increased by 4% to EUR 3 948 million (EUR 3 789 million)

•                    Pro forma earnings per share (diluted) increased to EUR 0.82 (EUR 0.79)

•                    Reported operating profit increased by 42% to EUR 4 780 million (EUR 3 362 million)

•                    Reported net profit increased by 54% to EUR 3 381 million (EUR 2 200 million) and reported earnings per share (diluted) increased to EUR 0.71 (EUR 0.46)

•                    At year-end, the net cash position increased to EUR 8.8 billion (EUR 5.1 billion) and the net debt-to-equity ratio (gearing) was -61% (-41%)

Nokia’s Board of Directors will propose a dividend of EUR 0.28 per share in respect of 2002.

JORMA OLLILA, CHAIRMAN AND CEO

During 2002, we again succeeded in translating our strong brand, product offering, industry-leading execution and operational efficiency into highly profitable results. While the world economy had an inevitable impact on Nokia’s topline growth, our overall profitability and market position were excellent and we ended the year with our highest ever net cash position of EUR 8.8 billion.

In mobile phones, we saw record sales volumes of 46 million units in the fourth quarter and our highest ever market share, an estimated 39%, as well as continued high profitability. We also shipped a record number of 33 new products for the full year. In 2002, I was very pleased with the uptake of the Series 60 platform, which has fast become the leading platform for smart phones.

As the mobile market moves further into this new phase of advanced features and services, driven by color screens, imaging, messaging and mobile games, we see Nokia at the forefront with its expanding product range and scope.

                                                                                                                                                        (Continued on page 3)

	NOKIA 4Q and 2002 — PRO FORMA (excludes goodwill amortization and non-recurring items)
EUR million	4Q/2002	4Q/2001	Change (%)	2002	2001	Change (%)
Net sales	8 843	8 788	1	30 016	31 191	—4
Nokia Mobile Phones	6 742	6 710		23 211	23 158
Nokia Networks	2 084	1 957	6	6 539	7 534	—13
Nokia Ventures Organization	107	142	—25	459	585	—22
Operating profit	1 655	1 589	4	5 420	5 237	3
Nokia Mobile Phones	1 665	1 479	12	5 293	4 648	14
Nokia Networks	19	254	—93	416	1 073	—61
Nokia Ventures Organization	59	—61		—59	—327
Common Group Expenses	—88	—83		—230	—157
Operating margin (%)	18.7	18.1		18.1	16.8
Nokia Mobile Phones (%)	24.7	22.0		22.8	20.1
Nokia Networks (%)	0.9	13.0		6.4	14.2
Nokia Ventures Organization (%)	55.1	—43.0		—12.9	—55.9
Financial income and expenses	52	45	16	156	125	25
Profit before tax and minority interests	1 707	1 631	5	5 557	5 350	4
Net profit	1 247	1 153	8	3 948	3 789	4
EPS, EUR
Basic	0.26	0.24	8	0.83	0.81	2
Diluted	0.26	0.24	8	0.82	0.79	4

NB: All pro forma 4Q and 2002 figures can be found in the tables on pages 7-9 and 14-18. A reconciliation of the pro forma figures to our reported results can be found in the tables on page 9.

	NOKIA 4Q and 2002 — REPORTED
EUR million	4Q/2002	4Q/2001	Change (%)	2002 (audited)	2001 (audited)	Change (%)
Net sales	8 843	8 788	1	30 016	31 191	—4
Nokia Mobile Phones	6 742	6 710		23 211	23 158
Nokia Networks	2 084	1 957	6	6 539	7 534	—13
Nokia Ventures Organization	107	142	—25	459	585	—22
Operating profit	1 466	853	72	4 780	3 362	42
Nokia Mobile Phones	1 642	1 457	13	5 201	4 521	15
Nokia Networks	—82	—73	—12	—49	—73
Nokia Ventures Organization	—6	—374		—141	—855
Common Group Expenses	—88	—157		—231	—231
Operating margin (%)	16.6	9.7		15.9	10.8
Nokia Mobile Phones (%)	24.4	21.7		22.4	19.5
Nokia Networks (%)	—3.9	—3.7		—0.7	—1.0
Nokia Ventures Organization (%)	—5.6	—263.4		—30.7	—146.2
Financial income and expenses	52	45	16	156	125	25
Profit before tax and minority interests	1 518	895	70	4 917	3 475	41
Net profit	1 046	450	132	3 381	2 200	54
EPS, EUR
Basic	0.22	0.10	120	0.71	0.47	51
Diluted	0.22	0.09	144	0.71	0.46	54

NB: All reported 4Q and 2002 figures can be found in the tables on pages 7-9 and 14-18.

(Continued from page 1)

Implementation of the new organizational structure in Nokia Mobile Phones has also been proceeding steadily throughout the year, bringing with it a fresh entrepreneurial spirit and commitment to growth.

In the overall handset market for 2002, we were pleased to see a return to volume growth, with Nokia’s own share rising for the fifth consecutive year to an estimated 38% for the full year. We intend to make further market share gains during the current year.

For the fourth quarter, Nokia Networks reached the relevant milestones for its dual-mode 3G systems. Furthermore, we were pleased to start operator shipments of our first WCDMA imaging phone, the Nokia 6650, while the first Nokia-delivered WCDMA network was successfully launched in Japan. This is clear evidence that the industry is moving on track towards early commercial WCDMA launches in the first half of 2003.

The Open Mobile Alliance expanded far beyond all industry expectations from about 180 founding members in June to include more than 300 leading companies by the year end.This unprecedented commitment to openness is accelerating the mass-market take up of new data and value-added services for any device on any network.

The strength of our full-year performance in a difficult environment speaks highly for the commitment of the whole Nokia team. My special thanks go to everyone at Nokia for their contribution and dedication during 2002.

BUSINESS DEVELOPMENTS AND FORECASTS

Nokia’s fourth-quarter sales rose by 1% compared with the fourth quarter 2001, reaching EUR 8.8 billion. Sales for Nokia Mobile Phones were flat year on year, reaching EUR 6.7 billion, reflecting weaker sales in the Americas, offset by strong growth in Europe followed by Asia Pacific. In Nokia Networks, sales grew by 6% to EUR 2.1 billion, including EUR 370 million in 3G dual-mode revenue recognition and reflecting strong growth in the US, partially offset by weaker sales in China.

Fourth-quarter pro forma operating profit for the Nokia group reached EUR 1.7 billion, including a net gain of EUR 87 million from Nokia Venture Partners investments within Nokia Ventures Organization. Fourth-quarter pro forma operating profit for Nokia Mobile Phones rose by 13% year on year, backed by Nokia’s strong competitive product offering and operational excellence.

Excellent full-year profitability and cash flow on lower sales

Sales declined by 4% year on year for the full year 2002, reaching EUR 30.0 billion. This mainly reflected continuing difficult operating conditions in the company’s network infrastructure business. Full-year sales for Nokia Mobile Phones remained flat compared with 2001, at EUR 23.2 billion, reflecting good growth in Europe and Asia Pacific, offset by a sales decline in the Americas. In addition, handset sales in the second half, while reaching very high volume growth, tended towards the mass-market end of the product portfolio.

In 2002, Nokia’s overall profitability and market position were excellent and the company ended the year with its highest ever net cash position of EUR 8.8 billion.

Outlook for 1Q 2003

Nokia expects market conditions to remain challenging, and will continue to build on its industry-leading position, seeking to achieve high profitability as well as to grow market share in its two main businesses. First-quarter sales for Nokia Mobile Phones in 2003 are estimated to grow by 0-9% year on year and by slightly less for the whole group. Sales growth in the second quarter is estimated to be higher than in the first quarter. Nokia’s competitive position remains strong, and first-quarter pro forma EPS (diluted) is expected to be in the range of EUR 0.15 and EUR 0.19.

Overall mobile phone market volumes return to growth

According to Nokia’s preliminary estimates, the mobile phone market returned to growth in 2002 with overall market volumes reaching about 405 million units. This represents growth of more than 5%

compared with volumes in 2001 of around 380 million units. Market volume continued to grow year on year in Europe and Asia Pacific, both rising by about 8%. Demand in the Americas is also estimated to have grown, by approximately 4%, compared with the previous year. In the fourth quarter 2002 overall mobile phone market volumes are estimated at about 117 million units. In 2003, the company expects to see total market volumes grow by 10% or slightly more.

Nokia’s own mobile phone volumes reach record levels

In 2002, Nokia volumes reached a record level of 152 million units, representing faster than market growth of 9%, compared with 2001. Nokia also achieved its highest ever quarterly volume of 46 million units in the fourth quarter. For the full year 2002, backed by the company’s ongoing product leadership and user brand preference, Nokia increased its market share for the fifth consecutive year reaching an estimated 38%, bringing it closer to its targeted 40%.

Mobile networks market contracts during 2002

The mobile communications industry saw significant developments in the introduction of mobile data services during 2002. However, the combined effects of a general economic slowdown and high 3G license costs induced most mobile network operators to focus increasingly on cash flow while cutting back on their level of capital investments. As a result, the size of the overall mobile network infrastructure market decreased by approximately 20% compared with the previous year.

Nokia Networks’ accessible market contracted by around 15% during 2002, while its sales declined by 13%. This resulted in a slight market share increase for Nokia Networks in the mobile infrastructure market. Nokia does not expect conditions in this industry to markedly improve during 2003, with its own accessible market expected to decrease by 5-10%.

Customer financing reduced by more than half

At the end of 2002, outstanding long-term loans to customers totaled EUR 1 056 million (compared with EUR 1 128 in 2001), while guarantees given on behalf of customers totaled EUR 91 million (EUR 127 million). In addition, Nokia had financing commitments totaling EUR 857 million (EUR 2 955 million) at the end of 2002. Of the total outstanding and committed customer financing of EUR 2 004 million (EUR 4 210 million), EUR 1 573 million (EUR 3 607 million) related to 3G networks.

In the fourth quarter, 2002 Nokia finalized the agreement with MobilCom’s shareholder France Telecom pursuant to which the MobilCom loans will be repaid by France Telecom by issuing subordinated convertible perpetual bonds to be subscribed by Nokia. The company expects the assignment and subscription to be closed in March 2003 after MobilCom and France Telecom have received approval from their supervisory board and shareholder meeting, respectively. The net negative impact on Nokia of the MobilCom exposure was EUR 265 million. At the same time the remaining financing commitment to MobilCom of approximately EUR 530 million was terminated.

Nokia sees the current environment as not requiring material increases in customer financing. During 2002, Nokia reduced its total customer financing and commitments by EUR 2 206 million.

Global subscriber number continues to grow

In 2002, the company estimates the global subscriber base to have grown to 1 125 million users and projects this number to exceed 1.5 billion users in 2005. In addition to new subscribers, revenue growth will primarily be driven by MMS, already launched by around 100 major operators, and other advanced services based on openness, global roaming and interoperability.

NOKIA MOBILE PHONES IN THE FOURTH QUARTER

During the fourth quarter, Nokia Mobile Phones continued to renew its industry-leading product portfolio, shipping eight new products incorporating color, multimedia, e-mail and calendar, as well as polyphonic ring tones.

Stronger CDMA2000 1X offering

Nokia continued to strengthen its CDMA offering with shipments of the company’s second CDMA2000 1X phone, the Nokia 3585, in the US. Nokia also launched and commenced shipments of the Nokia 8280, its newest CDMA 1X offering for the Latin American market. In November, Nokia launched its first

CDMA2000 1X GPS phone, the Nokia 3585i, which is expected to start shipping in the US during the first quarter 2003.

Nine new GSM products launched in 4Q

The company launched nine new GSM products including phones with high-quality color displays, Java™ technology and MMS support in the active, classic, fashion and premium categories, as well as a mobile entry phone, a new messaging device, and three new mobile enhancements. The Nokia 6800, with its full keyboard for managing personal information, text input and messaging was a highlight.

World’s first GSM/EDGE phone

In November, Nokia launched the world’s first GSM/EDGE mobile phone. With its convenient high-speed data transfer, the EDGE-capable Nokia 6200 tri-band phone brings third-generation speed and services to the user. It is expected to become commercially available in the Americas during the first quarter 2003.

WCDMA 3G moves to commercial phase

During the quarter, Nokia announced it has passed all regulatory WCDMA and GSM type approval tests for the Nokia 6650 WCDMA/GSM dual-mode mobile phone and began deliveries for operator testing in both Europe and Japan. The Nokia 6650, introduced on 26 September in Helsinki, is the world’s first 3GPP compliant WCDMA/GSM dual-mode phone.

Series 60 smart phone platform gains momentum

During the quarter, Sendo, a British mobile phone manufacturer, announced its decision to license the Series 60 Platform from Nokia for its smart phone category. Sendo joins as the newest member of the Series 60 licensing community with Matsushita, Samsung, Siemens and Nokia, together representing approximately 60% of the total global mobile phone market. According to company estimates, Nokia alone will ship 10 million Series 60 smart phones during 2003.

Nokia to enter games industry with Nokia N-Gage™

Nokia announced it would bring mobility to the games industry by offering console quality games for its new mobile game deck device category. Under a collaboration agreement with world leading games publisher, Sega, the two companies will develop games for the new Nokia N-Gage™ mobile game deck, which will run on the Nokia Series 60 platform and the Symbian operating system.

Nokia Game attracts record number of players

The annual Nokia Game, an interactive adventure game for mobile phone users across 25 countries, set a new record for the greatest number of player registrations during the quarter. By the end of November 2002, one million players had participated in the Nokia Game 2002.

NOKIA NETWORKS IN THE FOURTH QUARTER

In third-generation WCDMA networks, Nokia Networks signed an expansion contract to the original agreement with J-Phone in Japan and new contracts with Chungwa Telecom and Taiwan Cellular Corporation in Taiwan.

Nokia MMS customers rise to well over 40 operators

Operators continued to implement MMS services and Nokia won 11 new MMS contracts during the fourth quarter, raising Nokia’s total number of MMS customers to well over 40 at year-end. By December 31, 2002, approximately 100 operators in the industry overall had begun offering MMS, with millions of individuals taking it into use.

Company signs new deals in GSM, GPRS and TETRA

During the fourth quarter, Nokia Networks signed GSM network expansion deals with Gansu MCC and Henan MCC in China, with AIS in Thailand and with Cellular One in the United States. The company also won a new customer when Telefónica Móvil in Chile chose Nokia as a supplier of its GSM and GPRS networks. In the professional mobile radio (TETRA) markets, Nokia Networks won four new deals with customers in Bulgaria, Morocco, Tunisia and Venezuela. Nokia also made three broadband access deals in China.

NOKIA VENTURES ORGANIZATION IN THE FOURTH QUARTER

While industry-wide IT security spending remained flat during the fourth quarter, Nokia Internet Communications’ revenues increased both sequentially and year on year due to market acceptance of earlier launched network security appliances and solutions. During the period, Nokia introduced its end-to-end mobile VPN solution, allowing enterprises to securely extend, provision and manage network infrastructure for their mobile workforces. In addition, Nokia complemented its product portfolio to encompass content security with the launch of the Nokia Message Protector SC6600 in co-operation with newly-announced strategic partner Trend Micro.

Nokia Home Communications also launched several new products in line with increasing demand for terrestrial receiver products in key markets. Nokia Ventures Organization’s results were impacted favorably by a net gain of EUR 87 million from Nokia Venture Partners, mainly resulting from a successful investment in PayPal.

NOKIA IN OCTOBER-DECEMBER 2002 REPORTED

(International Accounting Standards, IAS, comparisons given to the fourth quarter 2001 results)

Nokia’s net sales increased by 1% to EUR 8 843 million (EUR 8 788 million). Sales of Nokia Mobile Phones were flat at EUR 6 742 million (EUR 6 710 million). Sales of Nokia Networks increased by 6% to EUR 2 084 million (EUR 1 957 million). Sales of Nokia Ventures Organization decreased by 25% and totaled EUR 107 million (EUR 142 million).

Operating profit increased by 72% to EUR 1 466 million (EUR 853 million), representing an operating margin of 16.6% (9.7%). Operating profit in Nokia Mobile Phones increased by 13% to EUR 1 642 million (EUR 1 457 million), representing an operating margin of 24.4% (21.7%). Operating loss in Nokia Networks increased to EUR 82 million (operating loss EUR 73 million), representing an operating margin of -3.9% (-3.7%). Nokia Ventures Organization reported an operating loss of EUR 6 million (operating loss of EUR 374 million). Common Group Expenses, which comprises Nokia Head Office and Nokia Research Center, totaled EUR 88 million (EUR 157 million). Operating profit included a net gain of EUR 87 million from Nokia Venture Partners investments within Nokia Ventures Organization.

During the fourth quarter 2002, operating profit was negatively impacted by non-recurring items totaling EUR 141 million, which consisted of goodwill impairment of EUR 182 million relating to Nokia Networks’ IP mobility networks business and Nokia Internet Communications, and was partially offset by the recovery of MobilCom receivables amounting to EUR 41 million. Goodwill amortization for the fourth quarter 2002 was EUR 48 million.

Financial income totaled EUR 52 million (EUR 45 million). Profit before tax and minority interests was EUR 1 518 million (EUR 895 million). Net profit totaled EUR 1 046 million (EUR 450 million). Earnings per share increased to EUR 0.22 (basic) and to EUR 0.22 (diluted) compared with EUR 0.10 (basic) and EUR 0.09 (diluted) in the fourth quarter 2001.

At December 31, 2002, net debt-to-equity ratio (gearing) was -61% (-41% at the end of 2001). During the October to December period 2002, capital expenditures amounted to EUR 84 million (EUR 221 million).

At the end of 2002, outstanding long-term loans to customers totaled EUR 1 056 million (compared with EUR 1 128 in 2001), while guarantees given on behalf of customers totaled EUR 91 million (EUR 127 million). In addition, Nokia had financing commitments totaling EUR 857 million (EUR 2 955 million) at the end of 2002. Of the total outstanding and committed customer financing of EUR 2 004 million (EUR 4 210 million), EUR 1 573 million (EUR 3 607 million) related to 3G networks.

CONSOLIDATED PROFIT AND LOSS ACCOUNT, IAS, EUR million (unaudited)

	Pro forma 10-12/02	Pro forma 10-12/01	Reported 10-12/02	Reported 10-12/01

Net sales	8,843	8,788	8,843	8,788
Cost of sales 1)	—5,492	—5,536	—5,451	—5,559
Research and development expenses	—852	—750	—852	—750
Selling, general and administrative expenses 2)	—844	—913	—844	—1,075
Customer finance impairment charges	—	—	—	—
Adjustment to Dolphin write-off	—	—	—	—
Impairment of goodwill	—	—	—182	—464
Amortization of goodwill	—	—	—48	—87

Operating profit	1,655	1,589	1,466	853
Share of results of associated companies	—	—3	—	—3
Financial income and expenses	52	45	52	45

Profit before tax and minority interests	1,707	1,631	1,518	895

Tax	—448	—459	—460	—426
Minority interests	—12	—19	—12	—19

Net profit	1,247	1,153	1,046	450

Earnings per share, EUR
Basic	0.26	0.24	0.22	0.10
Diluted	0.26	0.24	0.22	0.09

Average number of shares (1,000 shares)
Basic	4,767,504	4,721,431	4,767,504	4,721,431
Diluted	4,788,991	4,797,959	4,788,991	4,797,959

Depreciation and amortization, total	346	416

Non-recurring items

1) Recovery of MobilCom receivables of EUR 41 million in 2002 and non-recurring charges of EUR 23 million in 2001.

2) Non-recurring charges of EUR 162 million in 2001.

CONSOLIDATED PROFIT AND LOSS ACCOUNT, IAS, EUR million

(pro forma unaudited, reported audited)

	Pro forma 1-12/02	Pro forma 1-12/01	Reported 1-12/02	Reported 1-12/01

Net sales	30,016	31,191	30,016	31,191
Cost of sales 1)	—18,305	—19,693	—18,278	—19,787
Research and development expenses	—3,052	—2,985	—3,052	—2,985
Selling, general and administrative expenses 2)	—3,239	—3,276	—3,239	—3,523
Customer finance impairment charges 3)	—	—	—292	—714
Adjustment to Dolphin write-off 4)	—	—	13	—
Impairment of goodwill	—	—	—182	—518
Amortization of goodwill	—	—	—206	—302

Operating profit	5,420	5,237	4,780	3,362
Share of results of associated companies	—19	—12	—19	—12
Financial income and expenses	156	125	156	125

Profit before tax and minority interests	5,557	5,350	4,917	3,475

Tax	—1,557	—1,478	—1,484	—1,192
Minority interests	—52	—83	—52	—83

Net profit	3,948	3,789	3,381	2,200

Earnings per share, EUR
Basic	0.83	0.81	0.71	0.47
Diluted	0.82	0.79	0.71	0.46

Average number of shares (1,000 shares)
Basic	4,751,110	4,702,852	4,751,110	4,702,852
Diluted	4,788,042	4,787,219	4,788,042	4,787,219

Depreciation and amortization, total	1,311	1,430

Non-recurring items

1) In 2002, non-recurring charges of EUR 14 million (MobilCom) in 3Q and a positive adjustment of EUR 41 million related to the MobilCom write-off in 4Q. In 2001, EUR 71 million from 2Q and EUR 23 million from 4Q.

2) In 2001, non-recurring charges, total of EUR 85 million from 2Q, including a EUR 24 million gain from the disposal of certain production operations, and a total of EUR 162 million from 4Q.

3) In 2002, customer finance impairment charges of EUR 292 million related to MobilCom in 3Q. In 2001, customer finance impairment charges of EUR 714 million related to Telsim and Dolphin in 3Q.

4) In 2002, a positive adjustment of EUR 13 million related to the earlier Dolphin write-off in 3Q 2001.

NET SALES  BY BUSINESS GROUP, EUR million

(quarterly reported unaudited, full-year reported audited)

	10-12/2002	10-12/2001	1-12/2002	1-12/2001
Nokia Mobile Phones	6,742	6,710	23,211	23,158
Nokia Networks	2,084	1,957	6,539	7,534
Nokia Ventures Organization	107	142	459	585
Inter-business group eliminations	—90	—21	—193	—86

Nokia Group	8,843	8,788	30,016	31,191

OPERATING PROFIT BY BUSINESS GROUP, IAS, EUR million

(pro forma unaudited, quarterly reported unaudited, full-year reported audited)

Pro forma	10-12/2002	10-12/2001	1-12/2002	1-12/2001
Nokia Mobile Phones	1,665	1,479	5,293	4,648
Nokia Networks	19	254	416	1,073
Nokia Ventures Organization	59	—61	—59	—327
Common Group Expenses	—88	—83	—230	—157

Nokia Group	1,655	1,589	5,420	5,237

Goodwill amortization	10-12/2002	10-12/2001	1-12/2002	1-12/2001
Nokia Mobile Phones	—23	—22	—92	—92
Nokia Networks	—21	—41	—92	—105
Nokia Ventures Organization	—4	—24	—21	—105
Common Group Expenses	—	—	—1	—

Nokia Group	—48	—87	—206	—302

Non-recurring items	10-12/2002	10-12/2001	1-12/2002	1-12/2001
Nokia Mobile Phones	—	—	—	—35
Nokia Networks	—80	—286	—373	—1,041
Nokia Ventures Organization	—61	—289	—61	—423
Common Group Expenses	—	—74	—	—74

Nokia Group	—141	—649	—434	—1,573

Reported	10-12/2002	10-12/2001	1-12/2002	1-12/2001
Nokia Mobile Phones	1,642	1,457	5,201	4,521
Nokia Networks	—82	—73	—49	—73
Nokia Ventures Organization	—6	—374	—141	—855
Common Group Expenses	—88	—157	—231	—231

Nokia Group	1,466	853	4,780	3,362

Statutory Release of Annual Accounts 2002

REVIEW BY THE BOARD OF DIRECTORS

(The below review by the Board of Directors forms part of the financial statements for 2002)

Nokia in 2002: IAS Reported

Nokia’s net sales in 2002 decreased by 4% compared with 2001 and totaled EUR 30 016 million (EUR 31 191 million in 2001). Sales in Nokia Mobile Phones were flat at EUR 23 211 million (EUR 23 158 million) and decreased in Nokia Networks by 13% to EUR 6 539 million (EUR 7 534  million). Sales decreased in Nokia Ventures Organization by 22% to EUR 459 million (EUR 585 million).

Operating profit in 2002 increased by 42% and totaled EUR 4 780 million (EUR 3 362 million in 2001). Operating margin was 15.9% (10.8% in 2001). Operating profit in Nokia Mobile Phones increased by 15% to EUR 5 201 million (EUR 4 521 million in 2001). Operating loss in Nokia Networks decreased to EUR 49 million (operating loss of EUR 73 million in 2001). Operating margin in Nokia Mobile Phones was 22.4% (19.5% in 2001), while the operating margin in Nokia Networks was -0.7% (-1.0% in 2001). Nokia Ventures Organization showed an operating loss of EUR 141 million (operating loss of EUR 855  million in 2001). Common Group Expenses totaled EUR 231 million (EUR 231 million in 2001).

During 2002, operating profit was negatively impacted by goodwill impairments of EUR 182 million and net customer financing impairment charges related to MobilCom of EUR 265 million.

Financial income totaled EUR 156 million in 2002 (EUR 125 million in 2001). Profit before tax and minority interests was EUR 4 917 million in 2002 (EUR 3 475 million in 2001). Net profit totaled EUR 3 381 million in 2002 (EUR 2 200 million in 2001). Earnings per share increased to EUR 0.71 (basic) and to EUR 0.71 (diluted) in 2002, compared with EUR 0.47 (basic) and EUR 0.46 (diluted) in 2001.

At December 31, 2002, net-debt-to-equity ratio (gearing) was -61% (-41% at the end of 2001). Total capital expenditures in 2002 amounted to EUR 432 million (EUR 1 041 million in 2001).

At the end of 2002, outstanding long-term loans to customers totaled EUR 1 056 million (compared with EUR 1 128 in 2001), while guarantees given on behalf of customers totaled EUR 91 million (EUR 127 million). In addition, Nokia had financing commitments totaling EUR 857 million (EUR 2 955 million) at the end of 2002. Of the total outstanding and committed customer financing of EUR 2 004 million (EUR 4 210 million), EUR 1 573 million (EUR 3 607 million) related to 3G networks.

Global Reach

In 2002, Europe accounted for 54% of Nokia’s net sales (49% in 2001), the Americas 22% (25%) and Asia-Pacific 24% (26%). The 10 largest markets were US, UK, China, Germany, Italy, France, UAE, Thailand, Brazil and Poland together representing 60% of total sales.

Research and development

In 2002, Nokia continued to invest in its worldwide research and development network and co-operation. At year-end, Nokia had 19 579 R&D employees, approximately 38% of Nokia’s total personnel. Nokia has R&D centers in 14 countries. Investments in R&D increased by 2% (16% in 2001) and totalled EUR 3 052 million (EUR 2 985 million in 2001), representing 10.2% of net sales (9.6% of net sales in 2001).

Joint Initiatives

Open Mobile Alliance

As the mobile industry evolves into new applications and services, co-operation among industry players has intensified, facilitating the faster adoption of mobile services as well as market growth for the entire mobile industry. Nokia, an active promoter of the Open Mobile Architecture initiative, launched in November 2001, was a founding member of the Open Mobile Alliance, which naturally evolved from this.

Since its inception in June 2002, the Open Mobile Alliance has rapidly expanded from around 180 members to include more than 300 companies, representing leading mobile operators, device and network suppliers, IT companies and content providers.

People

The average number of personnel for 2002 was 52 714 (57 716 for 2001). At the end of 2002, Nokia employed 51 748 people worldwide (53 849 at year-end 2001). In 2002, Nokia’s personnel decreased by a total of 2 101 employees (decrease of 6 440 in 2001).

Employee Value Proposition

In a move to further attract, engage and retain a skilled workforce, Nokia this year developed an employee value proposition framework. The adaptation and implementation of this has already started at country levels to reflect and respond to local employee needs and expectations. The four fundamentals of the proposition are (1) the Nokia Way and Values, (2) performance-based rewarding, (3) professional and personal growth, and (4) work-life balance.

Corporate Responsibility

During 2002, Nokia made clear progress in the area of corporate responsibility. Developments included the expansion of our global community involvement program (Make a Connection) to 12 countries, reaching over one million people; the introduction of a company-wide diversity program aimed at preventing discrimination and increasing the productivity and innovation of teams; and further development and increased transparency in our product life-cycle management (related to our work in design for environment, supplier network management, manufacturing and end-of-life practices).

Nokia is actively participating in a number of international initiatives, such as those of Global Compact, UN ICT Task Force, International Youth Foundation, World Business Council for Sustainable Development and WWF. As a result of our performance in economic, environmental and social issues, and increased transparency in reporting, Nokia was again included in Socially Responsible Investment (SRI) benchmarks, such as Dow Jones Sustainability Indexes and the FTSE4Good.

In 2002, Nokia was named as the top stock held by SRI funds in Europe, according to an analysis of European SRI funds by the Sustainable Investment Research International Group (SiRi), a coalition of 12 national SRI research bodies.

NOKIA MOBILE PHONES IN 2002

Nokia Mobile Phones continued to renew its industry-leading product line-up, launching a record 34 new products during 2002, incorporating color, imaging, multimedia, mobile games and polyphonic ring tones. Of the total new phones launched, 14 had color screens and multimedia capability. This attests to the growing share of feature-rich phones offering advanced mobile services in the company’s product portfolio.

During the year, Nokia launched its first WCDMA mobile phone, the Nokia 6650, which began deliveries to operators for testing in October 2002. The company also commenced shipments of its first CDMA2000 1X  mobile phones in the Americas. These included the Nokia 6370, the Nokia 6385, the Nokia 3585, and the Nokia 8280.

In imaging, Nokia began shipping its iconic camera phone, the Nokia 7650, expanding the scope of the mobile market from voice to visual communications. Feedback from customers and users across the board has been extremely positive.

In the enterprise segment, the company expanded its product offering from the Nokia Communicator 9200 series to include the Nokia 6800 messaging device, with full QWERTY keypad optimized for personal and enterprise mobile e-mail.

In entertainment, Nokia announced it would bring mobility to gaming by offering console quality games for its new mobile game deck device category. Under a collaboration agreement with world leading games publisher, Sega, the two companies will develop games for the new Nokia N-Gage™ mobile game deck, which will run on the Nokia Series 60 platform and the Symbian operating system.

For the full year 2002, Nokia volumes reached a record level of 152 million units, representing faster than market growth of 9%, compared with 2001. Backed by Nokia’s ongoing product leadership and user brand preference, Nokia has again increased its market share for the fifth consecutive year reaching about 38% for the full year 2002, bringing the company closer to its target of 40%.

During the year, Nokia Mobile Phones took steps to accelerate growth and enhance both agility and scale benefits with the introduction of a new operational structure. From May 1, nine new business units were each made responsible for product and business development within a defined market segment. This allowed Nokia to optimize its activities in these vertically-focused areas, while continuing to achieve broad economies of scale from horizontal functions such as application software development and the company’s market-leading demand-supply network.

NOKIA NETWORKS IN 2002

During the year, Nokia Networks signed 20 GSM network deals in Asia, China, Europe and the US, including three new customers.

Mobile Multimedia Messaging Services (MMS) became a reality in 2002, with its rapid implementation into most GSM operator networks. By year-end, Nokia Networks had delivered MMS solutions to well over 40 operators.

WCDMA 3G technology implementation moved to pre-commercial and commercial phase towards the end of 2002. Nokia signed 10 new 3G deals in Austria, Belgium, Germany, Ireland, Japan, the UK and Taiwan. In September, Nokia became the first vendor to commence volume deliveries of EDGE hardware across all major GSM bands and in all continents.

In broadband access, Nokia signed nine new contracts in 2002, and launched the Nokia D500 next generation multiservice broadband access platform for the US and ETSI markets.

The company also further strengthened its GSM/EDGE/WCDMA product family with several new products and solutions. Key launches included a high-availability server platform for use in All-IP mobility networks, and the Nokia LTX, a linear transceiver product family of base station modules that support the definition of Open IP Base Station Architecture.

During the year, Nokia took measures to align its operations to better reflect current market capacity and conditions, reducing the number of employees in its delivery and maintenance services as well as in production. Nokia also streamlined its professional mobile radio unit to reflect the slower than expected take-off of this market.

NOKIA VENTURES ORGANIZATION IN 2002

Despite overall flat IT spending and slow growth in the corporate network security market throughout 2002, Nokia Internet Communications maintained the same level of sales and market share in the enterprise firewall/VPN appliance segment as the previous year, as well as significantly improving its operational efficiency.

Highlights for the year include the introduction of a record number of new products and solutions that both expand Nokia’s network security appliance portfolio and respond to emerging market opportunities. Extending mobility to enterprise workforces, protecting corporate e-mail content and providing firewall/VPN benefits to remote offices were promising growth areas addressed with new product offerings from Nokia. To help foster the creation of new security applications to complement Nokia’s own solutions, the Nokia Security Developers Alliance was launched in July. Looking forward to 2003, Nokia Internet Communications remains committed to building a leading position in the corporate network security market and extending mobility to enterprises.

For Nokia Home Communications, sales in 2002 clearly declined as the unit began a migration towards emerging horizontal markets with the launch of new types of terminals focused on horizontal terrestrial and satellite markets, providing digital viewers access to a broad range of digital services. Products, such as the Nokia Mediamaster 230 S, introduced Bluetooth-enabled interoperability to the home environment in the second half of the year.

CHANGES IN SHARE CAPITAL

In 2002, Nokia’s share capital increased by EUR 3 022 621.20 as a result of the issue of 50 377 020 new shares upon exercise of warrants and stock options issued to key personnel in 1997 and 1999.

On December 31, 2002, Nokia Group companies owned 1 145 621 Nokia shares. The shares had an aggregate nominal value of EUR 68 737.26 representing 0.02% of the share capital of the company and the total voting rights.

The total number of shares at December 31, 2002 was 4 787 907 141. As a result of the new share issues, Nokia received a total of EUR 162 827 165.74 in additional shareholders’ equity in 2002. At December 31, 2002, Nokia’s share capital was EUR 287 274 428.46.

PARENT COMPANY

Effective July 1, Nextrom Holding S.A., a publicly listed corporation organized under the laws of Switzerland, became a subsidiary of Nokia Corporation.

OUTLOOK

Nokia’s objective is to take and maintain a leading role in creating communications products and services that enrich the daily lives of people and enable enterprises to prosper. The company strives to keep a clear focus on human needs, managing risks and building reputation, integrating all stakeholder expectations into its business decision making.

In 2002, Nokia confirmed its ability to perform well in a challenging environment, translating core strengths of leading brand, excellence in execution and continuous product renewal into strong profitability. Going into 2003, the company expects market conditions to remain challenging, but will continue to build on Nokia’s industry-leading position, seeking to achieve high profitability as well as to grow market share in its two main businesses.

As market leader and a global company, Nokia takes its responsibilities seriously. Sound company ethics makes business sense by helping minimize risk, ensuring legal compliance, and building reputation amongst stakeholders. By conducting business in a responsible way, Nokia can make a significant contribution to sustainable development, at the same time building a strong foundation for economic growth.

DIVIDEND

Nokia’s Board of Directors will propose a dividend of EUR 0.28 per share in respect of 2002.

CONSOLIDATED PROFIT AND LOSS ACCOUNT, IAS, EUR million (audited)

	Reported 1-12/02	Reported 1-12/01

Net sales	30,016	31,191
Cost of sales	—18,278	—19,787
Research and development expenses	—3,052	—2,985
Selling, general and administrative expenses	—3,239	—3,523
Customer finance impairment charges	—279	—714
Impairment of goodwill	—182	—518
Amortization of goodwill	—206	—302

Operating profit	4,780	3,362
Share of results of associated companies	—19	—12
Financial income and expenses	156	125

Profit before tax and minority interests	4,917	3,475

Tax	—1,484	—1,192
Minority interests	—52	—83

Net profit	3,381	2,200

Earnings per share, EUR
Basic	0.71	0.47
Diluted	0.71	0.46

Average number of shares (1,000 shares)
Basic	4,751,110	4,702,852
Diluted	4,788,042	4,787,219

Depreciation and amortization, total	1,311	1,430

CONSOLIDATED BALANCE SHEET, IAS, EUR million (audited)

	31.12.2002	31.12.2001
Fixed assets and other non-current assets
Capitalized development costs	1,072	893
Goodwill	476	854
Other intangible assets	192	237
Property, plant and equipment	1,874	2,514
Investments in associated companies	49	49
Available-for-sale investments	238	399
Deferred tax assets	731	832
Long-term loans receivable	1,056	1,128
Other non-current assets	54	6
	5,742	6,912
Current assets
Inventories	1,277	1,788
Accounts receivable	5,385	5,719
Prepaid expenses and accrued income	1,156	1,480
Short-term loans receivable	416	403
Available-for-sale investments	7,855	4,271
Bank and cash	1,496	1,854
	17,585	15,515

Total assets	23,327	22,427

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity
Share capital	287	284
Share issue premium	2,225	2,060
Treasury shares	—20	—21
Translation differences	135	326
Fair value and other reserves	—7	20
Retained earnings	11,661	9,536
	14,281	12,205
Minority interests	173	196

Long-term liabilities
Long-term interest-bearing liabilities	187	207
Deferred tax liabilities	207	177
Other long-term liabilities	67	76
	461	460
Current liabilities
Short-term borrowings	377	831
Current portion of long-term debt	—	—
Accounts payable	2,954	3,074
Accrued expenses	2,611	3,477
Provisions	2,470	2,184
	8,412	9,566
Total shareholders’ equity and liabilities	23,327	22,427
Interest-bearing liabilities	564	1,038
Shareholders’ equity per share, EUR	2.98	2.58
Number of shares (1,000 shares) *	4,786,762	4,736,302

*Shares owned by Group Companies are excluded

CONSOLIDATED CASH FLOW STATEMENT, IAS, EUR million (audited)

	1-12/2002	1-12/2001
Cash flow from operating activities
Net profit	3,381	2,200
Adjustments, total	3,151	4,132
Net profit before change in net working capital	6,532	6,332
Change in net working capital	955	978
Cash generated from operations	7,487	7,310
Interest received	229	226
Interest paid	—94	—155
Other financial income and expenses	139	99
Income taxes paid	—1,947	—933

Net cash from operating activities	5,814	6,547

Cash flow from investing activities
Acquisition of Group companies, net of acquired cash	—10	—131
Purchase of non-current available-for-sale investments	—99	—323
Additions in capitalized development costs	—418	—431
Long-term loans made to customers	—563	—1,129
Long-term loans repaid by customers	314	—
Proceeds from (+), payment (—) of other long-term receivables	—32	84
Proceeds from (+), payment (—) of short-term loan receivables	—85	—114
Capital expenditures	—432	—1,041
Proceeds from disposal of Group companies, net of disposed cash	93	—
Proceeds from sale of non-current available-for-sale investments	162	204
Proceeds from sale of fixed assets	177	175
Dividends received	25	27
Net cash used in investing activities	—868	—2,679

Cash flow from financing activities
Proceeds from share issue	163	77
Purchase of treasury shares	—17	—21
Capital investment by minority shareholders	26	4
Proceeds from long-term borrowings	100	102
Repayment of long-term borrowings	—98	—59
Proceeds from (+), payment of (—) short-term borrowings	—406	—602
Dividends paid	—1,348	—1,396

Net cash used in financing activities	—1,580	—1,895

Foreign exchange impact on cash	—163	—43

Net increase in cash and cash equivalents	3,203	1,930

Cash and cash equivalents at beginning of period	6,125	4,183
Cash and cash equivalents at end of period	9,328	6,113
Change in net fair value of current available-for-sale
investments	23	12
As reported on balance sheet	9,351	6,125

NB: The figures in the consolidated cash flow statement cannot be directly traced from the balance sheet without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY, EUR million (audited)

	Share capital	Share issue premium	Treasury shares	Translation differences	Fair value and other reserves	Retained earnings	Total

Balance at December 31, 2000	282	1,695	—157	347	—	8,641	10,808
Effect of adopting IAS 39					—56		—56
Balance at January 1, 2001, restated	282	1,695	—157	347	—56	8,641	10,752
Share issue	2	407					409
Acquisition of treasury shares			—21				—21
Reissuance of treasury shares		—52	157				105
Stock options issued on acquisitions		20					20

Stock options exercised related to acquisitions		—10					—10
Dividend						—1,314	—1,314
Translation differences				65			65
Net investment hedge gains/ (losses)				—86			—86
Cash flow hedges					76		76
Available-for-sale investments					0		0
Other increase/decrease, net						9	9
Net profit						2,200	2,200
Balance at December 31, 2001	284	2,060	—21	326	20	9,536	12,205
Share issue	3	160					163
Acquisition of treasury shares			—17				—17
Reissuance of treasury shares			18				18
Stock options exercised
related to acquisitions		—17					—17
Tax benefit on stock options exercised		22					22
Dividend						—1,279	—1,279
Translation differences				—285			—285
Net investment hedge gains/ (losses)				94			94
Cash flow hedges					60		60
Available-for-sale investments					—87		—87
Other increase/decrease, net						23	23
Net profit						3,381	3,381
Balance at December 31, 2002	287	2,225	—20	135	—7	11,661	14,281

COMMITMENTS AND CONTINGENCIES, EUR million (audited)

	GROUP
	31.12.2002	31.12.2001
Collateral for own commitments
Property under mortgages	91	18
Assets pledged	13	4

Collateral given on behalf of other companies
Securities pledged	34	33

Contingent liabilities on behalf of Group companies
Other guarantees	339	505

Contingent liabilities on behalf of other companies
Guarantees for loans	57	95

Leasing obligations	704	1,246

NOTIONAL AMOUNTS OF DERIVATIVE FINANCIAL INSTRUMENTS, EUR million 1)
(audited)

	31.12.2002	31.12.2001

Foreign exchange forward contracts 2) 3)	11,118	20,978
Currency options bought	1,408	1,328
Currency options sold	1,206	1,209
Cash settled equity options 4)	209	—
Cash settled equity swaps 4)	12	182

1) The notional amounts of derivatives summarized here do not represent amounts exchanged by the parties and, thus are not a measure of the exposure of Nokia caused by its use of derivatives.

2) Notional amounts outstanding include positions, which have been closed off.

3) As at December 31, 2002 notional amounts include contracts amounting to EUR 2.0 billion used to hedge the shareholders’ equity of foreign subsidiaries (December 31, 2001 EUR 1.1 billion).

4) Cash settled equity swaps and options can be used to hedge risks relating to incentive programs and investment activities.

Closing rate, 1 EUR = 1.025 USD

It should be noted that certain statements herein which are not historical facts, including, without limitation those regarding A) the timing of product deliveries; B) our ability to develop and implement new products and technologies; C) expectations regarding market growth and developments; D) expectations for growth and profitability; and E) statements preceded by “believe,” “expect,” “anticipate,” “foresee” or similar expressions, are forward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect.  Factors that could cause these differences include, but are not limited to: 1) developments in the mobile communications market including the continued development of the replacement market and the Company’s success in the 3G market; 2) demand for products and services; 3) market acceptance of new products and service introductions; 4) the availability of new products and services by operators; 5) weakened economic conditions in many of the Company’s principal markets; 6) pricing pressures; 7) intensity of competition; 8) the impact of changes in technology; 9) consolidation or other structural changes in the mobile communications market; 10) the success and financial condition of the Company’s partners, suppliers and customers; 11) the management of the Company’s customer financing exposure; 12) the continued success of product development by the Company; 13) the continued success of cost-efficient, effective and flexible manufacturing by the Company; 14) the ability of the Company to source component production and R&D without interruption and at acceptable prices; 15) inventory management risks resulting from shifts in market demand; 16) fluctuations in exchange rates, including, in particular, the fluctuations in the euro exchange rate between the US dollar and the Japanese yen; 17) impact of changes in government policies, laws or regulations; 18) the risk factors specified on pages 10 to 17 of the Company’s Form 20-F for the year ended December 31, 2001.

NOKIA

Helsinki — January 23, 2003

For more information:

Lauri Kivinen, Corporate Communications, tel. +358 7180 34495

Ulla James, Investor Relations, tel. +1 972 894 4880

Antti Räikkönen, Investor Relations, tel. +358 7180 34290

www.nokia.com

- Nokia will report 1Q results on April 17, 2003 and plans a mid-quarter update on March 11, 2003.

- Results announcements for 2Q and 3Q 2003 are planned for July 17 and October 16, respectively.

- The Annual General meeting will be held on March 27, 2003.

SIGNATURE

                         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 23, 2003		Nokia Corporation

	By:	/s/ Ursula Ranin
		Name:	Ursula Ranin
		Title:	Vice President, General Counsel